Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2013 under IFRS

Wipro Records 19% YoY Growth in Net Income for the year

Bangalore, India and East Brunswick, New Jersey, USA – April 19, 2013 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its fourth quarter and year ended March 31, 2013.

Highlights of the Results:

Results for the Quarter ended March 31, 2013:

•

The Scheme of Arrangement for the demerger of the ‘Diversified Business’ of Wipro, including the Consumer Care and Lighting segment, is effective from March 31, 2013. Our financial statements show the performance of the ‘Diversified Business’ as discontinued operations.

•

Total Revenues were 110.26 billion ($2.02 billion1), an increase of 12% YoY. Revenues for continuing operations were 96.14 billion ($1.76 billion1), an increase of 13% YoY. Revenues for discontinued operations were 14.12 billion ($259 million1), an increase of 4% YoY.

•

Total Net Income was 17.29 billion ($317 million1), an increase of 17% YoY. Net Income for continuing operations was 15.76 billion ($289 million1), an increase of 13% YoY. Net Income for discontinued operations was 1.53 billion ($28 million1), an increase of 88% YoY.

•

Total Non-GAAP Adjusted Net Income was 17.22 billion ($316 million1), an increase of 16% YoY. Non-GAAP Adjusted Net Income for continuing operations was 15.69 billion ($288 million1), an increase of 12% YoY. Non-GAAP Adjusted Net Income for discontinued operations was 1.53 billion ($28 million1), an increase of 88% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms was $1,598.6 million, within our guidance range of $1,585 million to $1,625 million.

•	IT Services Revenue was $1,585.1 million, a sequential increase of 0.5% and YoY increase of 3.2%.

•	IT Services Revenues in Rupee terms was 85.54 billion ($1,569 million1), an increase of 13% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 17.27 billion ($317 million1), an increase of 10% YoY.

•	Operating Income to Revenue for IT Services was 20.2% for the quarter.

•	Wipro declares a final dividend of 5 ($0.091) per share/ADS, taking the total dividend declared during the year to 7 ($0.131) per share/ADS.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 29, 2013, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 54.52. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2013 was US$1= 53.96

Results for the Year ended March 31, 2013:

•

Total Revenues for were 433.61 billion ($7.95 billion1), an increase of 16% YoY. Revenues for continuing operations were 376.88 billion ($6.91 billion1), an increase of 17% YoY. Revenues for discontinued operations were 56.73 billion ($1.04 billion1), an increase of 7% YoY.

•

Total Net Income was 66.36 billion ($1.22 billion1), an increase of 19% YoY. Net Income for continuing operations was 61.36 billion ($1.13 billion1), an increase of 17% YoY. Net Income for discontinued operations was 5.0 billion ($92 million1), an increase of 47% YoY.

•

Total Non-GAAP Adjusted Net Income was 66.04 billion ($1.21 billion1), an increase of 19% YoY. Non-GAAP Adjusted Net Income for continuing operations was 61.05 billion ($1.12 billion1), an increase of 17% YoY. Non-GAAP Adjusted Net Income for discontinued operations was 5.0 billion ($92 million1), an increase of 47% YoY.

•	IT Services Revenue was $6,217.8 million, an increase of 5% YoY. Non GAAP constant currency growth YoY for IT Services was 7.4%.

•	IT Services Revenues were 338.43 billion ($6.21 billion1), an increase of 19% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 69.93 billion ($1.28 billion1), an increase of 18% YoY.

•	Our Operating Income to Revenue for IT Services was 20.7% for the year.

Performance for the quarter and year ended March 31, 2013

Azim Premji, Chairman of Wipro, commenting on the results said – “We have completed the demerger of the ‘Diversified Business’ effective March 31, 2013 to make Wipro Limited a pure play IT company. We are confident that being a technology-focused company will provide a fresh momentum for growth.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “The cross currencies have been volatile and impacted our financial performance in the quarter. Excluding the impact of foreign exchange, we have been able to maintain margins on a sequential basis. We have shown significant improvements in cash flow generation for the year.”

T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “We continue to see improvement in our customer satisfaction and employee engagement. Our continued investments in the go-to-market organization positions us well for the future.”

Outlook for the Quarter ending June 30, 2013

We expect Revenues from our IT Services business to be in the range of $1,575 million to $1,610 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.52, Euro/USD at 1.31, AUD/USD at 1.04, USD/INR at 54.14.

IT Services

The IT Services segment had 145,812 employees as of March 31, 2013, an increase of 2,907 people in the quarter. We added 52 new customers for the quarter.

Wipro has secured a contract from a large Europe-based universal bank to build a “Centralized Testing Unit” that will help the bank achieve higher production stability and lower cost of avoidance in its Testing processes. Wipro’s Transformation Services and Data Obfuscation Services along with industry leading testing services will help the bank achieve standardized Testing processes across the organization.

GVK-led Mumbai International Airport Pvt. Ltd. (MIAL), the operator of the Chhatrapati Shivaji International Airport (CSIA) in Mumbai has chosen Wipro to provide world-class IT services for the new integrated terminal “T2”. Wipro will be responsible for providing Managed Services across the entire IT landscape at MIAL and deliver high availability and operational efficiency across all the critical airport processes.

Wipro has won an ERP deal for Asset and Infrastructure Management from a key national defense organization.

Awards and accolades

Wipro was named a “Leader” by technology global research and advisory firm Forrester Research Inc., in its report “The Forrester Wave™: Enterprise Mobility Services, Q1 2013”. Forrester Research Inc. evaluated 13 leading enterprise mobility service providers across 15 criteria, relating to current offering, strategy, and market presence based on interviews with clients. Wipro scored the highest for its breadth of mobile technology skills and competencies, R&D and go-to-market strategy.

Wipro was appraised at Capability Maturity Model Integration CMMI-DEV 1.3 Level 5. This assessment is a validation of Wipro’s process capability based on the CMMI standards that measure process improvements.

Wipro received the ‘NASSCOM Corporate Award for Excellence in Diversity and Inclusion, 2012’, in the category ‘Most Effective Implementation of Practices & Technology for Persons with Disabilities’, at the annual NASSCOM Diversity and Inclusion Summit.

Wipro was named a “Leader” by Verdantix, a leading analyst firm in providing advice to clients in the field of energy, environment and sustainability challenges, in its report “Green Quadrant® Sustainable Technology Services (Global), March 2013”. Verdantix evaluated 16 of the leading sustainable technology service providers globally.

Wipro won the Frost & Sullivan Product Leadership Award (2012) in the Middle East Managed Services Market for its flagship product, FixOmatic Endpoint Automation Product (EAP).

IT Products

•

Our IT Products segment recorded Revenue of 39.24 billion ($720 million1) for the year ended March 31, 2013 an increase of 2% YoY. Revenue for the quarter was 10.75 billion ($197 million1), an increase of 15% YoY.

•	EBIT was 990 million ($18 million1) for the year, a decrease of 45% YoY. EBIT was 268 million ($5 million1) for the quarter, a decrease of 39% YoY.

•	The ratio of our Operating Income to Revenue for this segment was 2.5% for the year and also for the quarter.

Consumer Care & Lighting (Discontinued Operations)

•

Consumer Care & Lighting segment recorded Revenue of 40.59 billion ($745 million1) for the year ended March 31, 2013 an increase of 22% YoY. Revenue for the quarter was 10.44 billion ($191 million1), an increase of 15% YoY.

•	EBIT was 5.01 billion ($92 million1) for the year, an increase of 27% YoY. EBIT was 1.34 billion ($25 million1) for the quarter, an increase of 18% YoY.

Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period.

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter and year ended March 31, 2013, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Calls

We will hold a conference call today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally.

For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press

Manoj Jaiswal	Sridhar Ramasubbu	Vipin Nair
Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154
Manoj.Jaiswal@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of March 31,
	2012	2013	2013
			Convenience translation into US$ in millions
ASSETS
Goodwill	67,937	54,756	1,004
Intangible assets	4,229	1,714	31
Property, plant and equipment	58,988	50,525	927
Investment properties	—	—	—
Investment in equity accounted investee	3,232	—	—
Other Investments	—	4	0
Derivative assets	3,462	51	1
Non-current tax assets	10,287	10,308	189
Deferred tax assets	2,597	4,235	78
Other non-current assets	11,781	10,738	197

Total non-current assets	162,513	132,327	2,427

Inventories	10,662	3,263	60
Trade receivables	80,328	76,635	1,406
Other current assets	25,743	31,069	570
Derivative assets	—		—
Unbilled revenues	30,025	31,988	587
Available for sale investments	41,961	69,171	1,269
Derivative asset	—	—	—
Current tax assets	5,635	7,408	136
Derivative assets	1,468	3,031	56
Cash and cash equivalents	77,666	84,838	1,556

Total current assets	273,488	307,403	5,638

TOTAL ASSETS	436,001	439,730	8,065

EQUITY
Share capital	4,917	4,926	90
Share premium	30,457	11,760	216
Retained earnings	241,912	259,178	4,754
Share based payment reserve	1,976	1,316	24
Other components of equity	6,594	7,174	132
Shares held by controlled trust	(542)	(542)	(10)

Equity attributable to the equity holders of the company	285,314	283,812	5,206
Non-controlling Interest	849	1,171	21

Total equity	286,163	284,983	5,227

LIABILITIES
Long - term loans and borrowings	22,510	854	16
Deferred tax liabilities	353	846	16
Employee benefit obligations	—	—	—
Derivative liabilities	307	118	2
Non-current tax liability	5,403	4,790	88
Other non-current liabilities	3,519	3,390	62
Provisions	61	9	—

Total non-current liabilities	32,153	10,007	184

Loans and borrowings and bank overdrafts	36,448	62,962	1,155
Trade payables and accrued expenses	47,258	48,067	882
Unearned revenues	9,569	10,347	190
Current tax liabilities	7,232	10,226	188
Derivative liabilities	6,354	975	18
Other current liabilities	9,703	10,989	202
Provisions	1,121	1,174	22

Total current liabilities	117,685	144,740	2,655

TOTAL LIABILITIES	149,838	154,747	2,838

TOTAL EQUITY AND LIABILITIES	436,001	439,730	8,065

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(` in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2012	2013	2013	2012	2013	2013
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)
Continuing Operation
Gross revenues	84,547	96,078	1,762	318,747	374,256	6,865

Cost of revenues	(59,140)	(67,008)	(1,229)	(225,794)	(260,665)	(4,781)

Gross profit	25,407	29,070	533	92,953	113,591	2,084

Selling and marketing expenses	(4,838)	(6,183)	(113)	(17,953)	(24,213)	(444)
General and administrative expenses	(5,263)	(5,820)	(107)	(18,416)	(22,032)	(404)
Foreign exchange gains/(losses), net	521	62	1	3,328	2,626	48

Results from operating activities	15,827	17,129	314	59,912	69,972	1,284

Finance expenses	(375)	(395)	(7)	(3,371)	(2,693)	(49)
Finance and other income	2,448	3,077	56	8,982	11,317	208
Share of profits/(losses) of equity accounted investee	—	—	—	—	—	—

Profit before tax	17,900	19,811	364	65,523	78,596	1,442
Income tax expense	(3,804)	(3,973)	(73)	(12,955)	(16,912)	(310)

Profit for the period from continuing operation	14,096	15,838	291	52,568	61,684	1,132

Discontinued operation
Profit after tax for the period from discontinued operation	816	1,535	28	3,419	5,012	92

Profit for the period	14,912	17,373	319	55,987	66,696	1,224

Attributable to:
Equity holders of the company	14,809	17,287	317	55,730	66,359	1,217
Non-controlling interest	103	86	2	257	337	6

Profit for the period	14,912	17,373	319	55,987	66,696	1,223

Profit from continuing operations attributable to:
Equity holders of the company	13,996	15,756	289	52,325	61,362	1,126
Non-controlling interest	100	82	1	243	322	6

	14,096	15,838	290	52,568	61,684	1,132

Attributable to equity share holders of the company
Basic	6.04	7.04	0.13	22.75	27.05	0.50
Diluted.	6.03	7.02	0.13	22.68	26.98	0.49
From continuing operations
Basic	5.71	6.42	0.12	21.36	25.01	0.46
Diluted	5.70	6.40	0.12	21.29	24.95	0.46
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,450,584,622	2,455,037,295	2,455,037,295	2,449,777,457	2,453,218,759	2,453,218,759
Diluted	2,457,137,406	2,460,940,973	2,460,940,973	2,457,511,538	2,459,184,321	2,459,184,321
Additional Information
Segment Revenue
IT Services	75,897	85,538	1,569	284,313	338,431	6,207
IT Products	9,370	10,746	197	38,436	39,238	720
IT Services & Products	85,267	96,284	1,766	322,749	377,669	6,927
Consumer Care and Lighting (Discontinued operation)	9,067	10,440	191	33,401	40,594	745
Others (Discontinued operation)	4,288	3,393	62	18,565	14,785	271
Reconciling Items	69	147	3	534	560	10
Total	98,691	110,264	2,022	375,249	433,608	7,953

Operating Income
IT Services	15,731	17,268	317	59,265	69,933	1,283
IT Products	438	268	5	1,787	990	18
IT Services & Products	16,169	17,536	322	61,052	70,923	1,301
Consumer Care and Lighting (Discontinued operation)	1,134	1,337	25	3,956	5,012	92
Others (Discontinued operation)	35	(23)	—	110	290	5
Reconciling Items	(395)	(473)	(9)	(1,105)	(1,079)	(20)
Total	16,943	18,376	337	64,013	75,146	1,378

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company (Continuing operations)	13,996	15,756	289	52,325	61,362	1,126
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(3)	(68)	(1)	(121)	(308)	(6)

Non-GAAP adjusted profit (Continuing Operations)	13,993	15,688	288	52,204	61,054	1,120

Profit for the period attributable to Equity holders of the Company (Discontinued operations)	813	1,531	28	3,405	4,997	92
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	1	(2)	—	(4)	(13)	(0)

Non-GAAP adjusted profit (Discontinued operations)	814	1,529	28	3,401	4,984	92

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

	Q4 FY12-13	FY’13
IT Services Revenue as per IFRS	1,585
Effect of Foreign currency exchange movement	13

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,599

IT Services Revenue as per IFRS	1,585	6,218
Effect of Foreign currency exchange movement	30	139
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,615	6,357